AirSculpt Technologies, Inc.

1111 Lincoln Road, Suite 802

Miami Beach, FL 33139

March 20, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	AirSculpt Technologies, Inc.
Registration Statement on Form S-3 File No. 333-285825 Request for Acceleration

Ladies and Gentlemen:

AirSculpt Technologies, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-285825) (the “Registration Statement”) pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it may become effective on March 24, 2025 at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, McDermott Will & Emery LLP, by calling Richard Bass at (212) 547-5476. The Registrant hereby authorizes Mr. Bass to orally modify or withdraw this request for acceleration.

Very truly yours,

AirSculpt Technologies, Inc.

By:	/s/ Dennis Dean
Dennis Dean
Chief Financial Officer